

May 10, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

> **Re: GiveMePower Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 28, 2021**
> **File No. 333-252208**

Dear Mr. Igwealor:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed April 28, 2021

General

1. We note that your independent registered public accounting firm did not opine on your financial statements as of and for the period ended December 31, 2019, and that those financial statements were audited by another accountant. Please revise your filing to include a report on your December 31, 2019 financial statements from your predecessor auditor. Your amendment should also include an up to date consent from your predecessor auditor. In addition, we note that you filed an item 4.01 8-K related to your change in accountants on February 25, 2021. Please confirm for us that you have received a letter from your predecessor auditor indicating whether they agree with the statements made in your item 4.01 8-K and amend your 8-K to include that letter as an exhibit.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank I. Igwealor